# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Texon International PLC
(Exact Name of Registrant as Specified in Charter)

0001058980
(Registrant CIK Number)

Form 20-F Fiscal Year Ended December 31, 2001
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

~~1058980~~ 333-49619
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Leicester XXXXXX United Kingdom on May 10 XX9X 2002.

Texon International PLC
(Registrant)

By: [signature]
(Name and Title)
J. Neil Fleming, Finance Director and Chief Accountir Officer

*Filings Made by Persons Other Than the Registrant.* After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19____, that the information set forth in this statement is true and complete.

By: ____________
(Name)

____________
(Title)

EXHIBIT 10.99

# AGREEMENT FOR SALE AND PURCHASE OF A BUSINESS

This form is approved by the Real Estate Institute of New Zealand and by the Auckland District Law Society.

BEST AVAILABLE COPY

**DATE:** 23 October 2001

**VENDOR:** WILTON WELSH LIMITED

**PURCHASER:** TEXON NEW ZEALAND LIMITED

**Address of Business premises:** 4 Couldry Street, Auckland

**Name and Description of Business:** Vendor's business of importing, warehousing and distributing footwear products, excluding the Excluded Assets and employees.

| | | |
|---|---|---|
| For the plant, fittings and fixtures as set out in the Schedule 1 | $ | 10,000 |
| For the goodwill of the business including (where applicable) the benefit of the ~~lease of the premises~~ contracts in Schedule 1 | $ | 543,000 |
| For the stock in trade (subject to adjustment as provided in Clause 5) | $ | 647,000 |
| **TOTAL PURCHASE PRICE:** | $ | 1,200,000 |

(Plus GST if any) - see clause 16.0

~~Deposit~~

~~Balance of~~ purchase price to be paid or satisfied as follows:

75% in cash in one sum on Possession Date and 25% in cash in one sum if and only when the vendor procures fulfilment of clause 18.0 but not before Possession Date.

Possession date: 7 days after execution of agreement or as agreed between the parties.

Default interest rate for late settlement: 14 % p.a.

~~Maximum percentage stock value adjustment (Clause 5.2):~~ %

~~Turnover warranty (Clause 6.1(7)):~~ ~~$~~ ~~(including GST)~~

~~covering the period from~~ ~~to~~

~~Vendor's period of assistance (Clause 6.1(10)):~~ ~~days after the possession date.~~

Vendor's restraint of trade (Clause 7.1): 4 years after the possession date within ~~kilometres of the Premises~~ New Zealand.

~~LEASE DETAILS:~~

Lessor:

Commencement Date: Term:

Right(s) of ~~renewal (if any):~~

Present Rental: Rent Reviews:

~~Date for Lessor's consent (Clause 8.3):~~

~~FINANCIAL CONDITIONS:~~

Lender: Amount required: $

~~LAST DAY FOR ARRANGING FINANCE:~~

~~Sale by (name of real estate agent):~~

It is agreed that the vendor sells and the purchaser purchases the above described business on the terms set out above, on the general conditions attached and any special conditions hereinafter appearing.

# GENERAL CONDITIONS OF SALE

**1.0 Definitions and notices**

1.1 All notices and documents to be given or served under this agreement or in relation to this contract may be given or served as provided in section 152 of the Property Law Act 1952 and in any event shall be sufficiently given or served if actually received by the party or the party's solicitor.

1.2 Unless the context requires a different interpretation, words and phrases not otherwise defined have the same meanings as in section 2 of the Property Law Act 1952.

1.3 "Settlement date" means the possession date ~~or such other date as the parties are to perform their obligations under subclause 6.4~~. Where the day nominated for settlement is not a working day the settlement date shall be the last working day before the day so nominated.

1.4 "Working day" means any day of the week other than:

(1) Saturday, Sunday, Good Friday, Easter Monday, Anzac Day, the Sovereign's Birthday, Labour Day, New Zealand's anniversary day and the provincial anniversary day as observed at the place where the business is situated; and

(2) A day in the period commencing with the 24th day of December in any year, and ending with the 5th day of January in the following year.

1.5 A working day shall be deemed to commence at 9.00 a.m. and to terminate at 5.00 p.m.

1.6 "Lease" includes any formal or informal document or letter evidencing any variation, renewal, extension or review thereof that will be operative at the settlement date.

1.7 "Premises" means the premises in or from which the business the subject of this agreement is conducted and which are situated at the address of the business shown on the front page of this agreement.

~~**2.0 Deposit**~~

~~2.1 Unless otherwise provided in this agreement the purchaser shall pay the deposit to the vendor or the vendor's agent immediately upon execution of this agreement by both parties time being of the essence. Nevertheless the vendor shall not be entitled to cancel this contract for non-payment of the deposit unless the vendor has first given to the purchaser three working days' notice in writing of the vendor's intention to cancel and the purchaser has failed within that time to remedy the default. No notice of cancellation shall be effective if before notice is received by the purchaser or the purchaser's solicitor the deposit has been paid.~~

~~2.2 The deposit shall be in part payment of the purchase price.~~

~~2.3 The person to whom the deposit is paid shall hold it as a stakeholder until the contract becomes unconditional or is avoided or cancelled in accordance with the provisions of this agreement.~~

**3.0 Possession and settlement**

3.1 Possession shall be given and taken upon the possession date with effect from the close of business on that day.

3.2 If from any cause whatever save the default of the vendor any portion of the purchase price is not paid upon the due date for payment the purchaser shall pay to the vendor interest at the interest rate for late settlement on the portion of the purchase price so unpaid from the due date for payment until payment; but nevertheless this stipulation is without prejudice to any of the vendor's rights or remedies including any right to claim for additional expenses and damages. For the purposes of this subclause a payment made on a day other than a working day or after the termination of a working day shall be deemed to be made on the next following working day and interest shall be computed accordingly.

3.3 If by reason of the default of the vendor possession of the business is not given to the purchaser on the possession date the purchaser shall be entitled to claim from the vendor any losses or damages thereby suffered by the purchaser.

~~3.4 Unless otherwise stipulated in this agreement and subject to [illegible] the purchaser is to have an assignment of the lease~~ referred to on the front page of this agreement and upon payment of the balance of the purchase price ~~interest and other moneys~~ if any due hereunder as provided in this agreement the vendor shall [illegible] the purchaser the Lease (as defined in clause 1.6 hereof) together with any previous assignment(s) of the Lease and [illegible] together with a duly executed Deed of Assignment with the lessor's consent thereto ~~endorsed, such Deed of Assignment to be prepared [illegible]~~ at the expense of the purchaser, executed by the purchaser and tendered ~~to the vendor or the vendor's solicitor a reasonable time prior to the [illegible]~~

~~3.5 All outgoings and incomings excluding insurance premiums [illegible] at the close of business on the possession date. The vendor~~ shall be responsible for outgoings up until the close of business [illegible] be entitled to receive all trading profits up until the close ~~of business on that date.~~

~~3.6 If under any lease being assigned to the purchaser the lessee thereunder is required to pay the lessor's land tax assessed in respect of the Premises,~~ such tax shall be apportioned between the vendor and the purchaser as at the ~~possession date providing that the~~ current assessment is then available and if the current ~~assessment is not so available then~~ such land tax shall be apportioned between the parties on the basis of the previous ~~year's assessment and a further adjustment shall be made (if necessary) forthwith on receipt of the current assessment.~~

**4.0 Risk and insurance**

4.1 The business shall remain at the sole risk of the vendor until possession is given and taken.

4.2 In the event that prior to the giving and taking of possession any of the assets comprised in the business is lost, sold, destroyed or damaged and such loss,* destruction or damage has not been made good by repair or replacement by the possession date, then the following provisions shall apply:

* sale,

(1) If the loss,* destruction or damage is on the possession date sufficient to affect the purchaser materially in the carrying on of the business as it was before the occurrence of the loss,* destruction or damage, the purchaser may:

(a) Complete the purchase at the above price, less a sum equal to the amount of insurance moneys received or receivable by or on behalf of the vendor in respect of such loss,* destruction or damage provided that no reduction shall be made to the purchase price if the vendor's insurance company has agreed to reinstate for the benefit of the purchaser to the extent of the vendor's insurance cover; or

(b) Cancel the contract by serving on the vendor notice in writing whereupon the purchaser shall be entitled to the return of the deposit and any other moneys paid by the purchaser, and neither party shall have any right or claim against the other.

* sale,

(2) If the loss,* destruction or damage is on the possession date insufficient to affect the purchaser materially in the carrying on of the business the purchaser shall complete the purchase at the above price less a sum equal to the amount of the diminution in value of the business.

4.3 Either party may serve on the other party notice in writing requiring that any dispute as to the application of this clause be determined by an arbitrator to be appointed by the president or vice-president for the time being of the Law Society for the district where the Premises are situated, and the party serving the notice may at any time thereafter refer the dispute for determination. If the dispute is not determined by the settlement date, then the settlement date shall be deferred to the fifth working day following the date on which the dispute is determined. If the dispute is not determined by the possession date, then the possession date shall be deferred to the fifth working day following the date on which the dispute is determined. The arbitrator may determine that the possession date or the settlement date or both of them shall not be deferred or shall be deferred to another day or days.

4.4 The purchaser shall not be required to take over any insurance policies held by the vendor.

**5.0 Stock In Trade**

5.1 Where in this agreement the purchase price is shown as including a sum for stock in trade such sum is the vendor's estimate of the wholesale value of the stock in trade on the date the vendor executed this agreement and is referred to in this agreement as "the estimated stock value". The actual value as at the close of business on the possession date shall be determined by ~~joint~~ stock-take by the vendor* ~~and the purchaser or their appointees or, if required by either party, by an independent valuer if one can be agreed upon. Due allowance shall be made for obsolete or damaged stock in trade. If the parties cannot agree on an independent valuer, or in the event of any dispute concerning a joint stock-take, either party may serve on the other party notice in writing requiring that the question be determined by an independent valuer to be appointed by the president or vice-president for the time being of the Law Society for the district where the Premises are situated and the party serving the notice may at any time thereafter refer the dispute for determination. An independent valuer acting under this clause shall act as an expert in determining any question concerning the stock in trade or its value. The cost of such valuation shall be borne equally by the parties.~~

~~5.2 The vendor shall not reduce or increase the actual stock value below or above the estimated stock value to a greater extent than the maximum~~ percentage stock value adjustment inserted ~~on the front page of this agreement ("the maximum percentage")~~. If it is determined that the actual ~~stock value exceeds the estimated stock value by more than the maximum percentage then the purchaser:~~

~~(a) shall elect whether or not to accept all or any part of such excess; and~~

~~(b) may choose which items of stock in trade the vendor shall retain in order to reduce the actual stock value to the estimated stock value increased by the maximum percentage.~~

~~Unless the purchaser notifies to the vendor the purchaser's choice of the excess stock to be retained by the vendor within 5 working days of the determination of the actual stock value the purchaser shall be deemed to have elected to accept all the stock in trade.~~

* and will set be set out in a stock list provided on the possession date.

~~5.3 The vendor shall procure that the vendor's solicitor shall undertake to the purchaser to retain in trust from the moneys received on settlement~~ a sum equivalent to the maximum percentage of the estimated ~~stock value which sum~~ shall be applied to refund to the purchaser any deficiency ~~in the actual stock value as compared with the estimated stock value and any balance shall be paid to the vendor.~~

~~5.4 The purchaser shall on or before the possession date pay into the purchaser's solicitor's trust account a sum equivalent to the maximum per~~centage of the estimated stock value and shall procure that the purchaser's solicitor ~~shall undertake to retain~~ such sum in trust and it shall be applied in payment to the vendor ~~of any excess of the actual~~ stock value over the estimated stock value and any balance shall be refunded to ~~the purchaser.~~

5.5 In this agreement where reference is made to the value of stock in trade, such value shall be net of the GST content of any supply made to the vendor of or in relation to that stock in trade.

**6.0 Vendor's warranties and undertakings**

6.1 The vendor warrants and undertakes that:

~~(1) At the date of this agreement the vendor has not received any notice nor has the vendor any knowledge of any requisition or outstanding requirement imposed by any territorial or government authority in respect of the business or the Premises or any notice from the lessor of the Premises or any town planning notice which has not been disclosed to the purchaser.~~

(2) At the giving and taking of possession:

(a) All assets included in the sale are the unencumbered property of the vendor

~~(b) All electrical and other installations on the Premises are free of any charge whatsoever~~

(c) The plant fittings and fixtures included in the sale are in good operational order and condition.

(3) The vendor will pay and discharge all debts and liabilities incurred or arising prior to the close of business on the possession date in connection with the business or in respect of any contract dealing or occurrence relating to the business and shall indemnify the purchaser from and against all claims proceedings expenses and costs in connection therewith.

(4) Any adjustments are paid to the dates shown in the vendor's statement of apportionments to be supplied to the purchaser before the possession date or will be so paid immediately after the possession date; and all incomings receivable have been collected by the vendor to the dates shown in that statement.

(5) There will not be any requisition imposed by any territorial or government authority (whether before or after the date of this agreement) which relates to the business ~~or the Premises and~~ which remains unsatisfied at the close of business on the possession date.

(6) Until possession has been given and taken the vendor will properly carry on and conserve the business as a going concern and use all reasonable endeavours to maintain the turnover and to preserve the goodwill thereof. **and to maintain stock levels at the level at the date of this agreement.**

~~(7) The turnover warranty details inserted on the front page of this agreement correctly disclose the turnover including GST exclusive of the business for the period shown therein.~~

(8) The vendor will at the vendor's cost do and execute all such acts and deeds as may reasonably be required to enable the purchaser to obtain the full benefit of the business and assets and in particular any licences, contracts or rights possessed by the vendor in connection with the business. **** or Richard Norling**

(9) The vendor will take all reasonable steps to enable the purchaser to have any telephone connection relating to the business.

(10) The vendor, or a suitable experienced person nominated by the vendor and acceptable to the purchaser** will if required by the purchaser ~~attend throughout normal business hours during the period of assistance inserted on the front page of this agreement~~ and give the purchaser to such extent as the purchaser may reasonably require the benefit of the vendor's knowledge and experience in the conduct of the business.

~~(11) Where the vendor has done or caused or permitted to be done on the Premises any works for which a building permit or building consent is required by law, a permit or consent was obtained for the works and the works were carried out in compliance with that permit or consent.~~

*** provide reasonable assistance to the purchaser**

**7.0 Restraint of Trade**

7.1 In consideration of the purchase price the vendor ~~hereby covenants with the purchaser that the~~ vendor will not **and will procure that the vendor's related companies will not** during the vendor's restraint of trade period inserted on the front page of this agreement either directly or indirectly carry on or be interested either alone or in partnership with or as manager, agent, director, shareholder or employee of any other person in any business similar to that hereby sold within the radius from the Premises stated on the front page of this agreement.

7.2 If the vendor is an incorporated company it will on or before the possession date procure its shareholders and its directors to enter into a Deed of Covenant with the purchaser binding themselves to the like effect, such Deed of Covenant to be prepared by and at the expense of the purchaser and tendered to the vendor or the vendor's solicitor for execution.

7.3 **See annexure schedule.**

**8.0 Financial and other conditions**

8.1 If particulars of any financial condition(s) are inserted on the front page of this agreement then the contract shall be subject to the condition that the purchaser shall on or before the last day for so doing arrange finance in terms of the particulars.

8.2 In relation to every financial condition, and if this contract is expressed to be subject to any other condition(s) then in relation to each such condition the following shall apply unless otherwise expressly provided:

(1) The condition shall be a condition subsequent.

(2) If the condition is not fulfilled by the date for fulfilment (time being of the essence) either party may at any time before the condition is fulfilled or waived avoid this contract by giving notice in writing to the other and upon avoidance of the contract the purchaser shall be entitled to the return of the deposit and any other moneys paid by the purchaser and neither party shall have any right or claim against the other.

(3) If by agreement between the parties the time for fulfilment of any condition is extended the extended time shall be of the essence.

(4) The purchaser may at any time before this contract is avoided waive any financial condition or waive any condition inserted for the sole benefit of the purchaser.

8.3 Any security to be arranged pursuant to a financial condition shall (subject to the particulars inserted in this agreement and to any Special Condition) if it is expressed in the particulars to be arranged with a lending institution be on the customary terms and conditions of that institution and if it is not to be arranged with a lending institution be on such reasonable and usual terms as are normally included in securities of the same rank secured over comparable assets drawn by solicitors practising in the Law Society district where the Premises are situated. The security shall be a security of such type as is appropriate to the class or classes of asset(s) over which the security is to be granted and the legal personality of the purchaser and in the case of a mortgage of a registered interest in land shall be a mortgage registrable under the Land Transfer Act 1952. Unless otherwise stated such security shall contain a covenant for repayment on sale. Any dispute as to the type of security or as to what are customary or reasonable and usual terms shall be determined by an arbitrator appointed by the president or vice president for the time being of the Law Society for the district where the Premises are situated.

~~**9.0 Approval of Lease and its Assignment**~~

9.1 ~~(1) The vendor will deliver to the purchaser or the purchaser's solicitor a copy of any Lease (as defined in clause 1.6 hereof) of the Premises and any previous assignment(s) of that Lease and any relevant head lease or sub lease(s).~~

~~(2) If not later than the termination of the fifth working day after (a) the day on which the vendor makes delivery in terms of paragraph (1) of~~ this sub-clause or (b) the date of execution of this contract (whichever is the later) the purchaser ~~gives notice to~~ the vendor or the vendor's solicitor that the purchaser disapproves of the Lease ~~and/or the vendor's title thereto~~ this contract shall be void (without need for cancellation notice) and any deposit ~~shall be refunded~~ to the purchaser and neither party shall have any claim against the other. The purchaser ~~shall have full and complete discretion whether to give notice of disapproval as aforesaid.~~

~~(3) If the purchaser does not give notice of disapproval as provided for in paragraph (2) of this sub-clause the purchaser shall be deemed to have accepted the Lease and the vendor's title thereto in all respects.~~

~~9.2 Where a Lease is to be assigned to the purchaser this contract is subject to a condition that on or before the date for the lessor's consent set~~ forth on the front page of this agreement the lessor shall at the vendor's cost consent in writing to the ~~assignment to the~~ purchaser of the vendor's interest as lessee. The vendor and the purchaser shall use ~~their best endeavours to~~ obtain the lessor's consent to the assignment and the purchaser, if required so to ~~do as a condition of such consent~~, will execute such deed of covenant as may be provided for in the Lease and shall ~~procure the execution of such guarantee(s) as may be required by the Lessor and the Vendor.~~

**10.0 Notice to complete and remedies on default**

10.1 If the sale is not settled on the settlement date either party may at any time thereafter (unless the contract has [illegible]) void) serve on the other party notice in writing (hereinafter called a settlement notice) to settle in accordance with this clause; but the notice shall be effective only if the party serving it is at the time of service either in all material respects ready able and willing to proceed to settle in accordance with the notice or is not so ready able and willing to settle only by reason of the default or omission of the other party to the contract. If the purchaser is in possession a settlement notice may incorporate or be given with a notice under Section 50 of the Property Law Act 1952.

10.2 Upon service of a settlement notice the party on whom the notice is served shall settle within twelve (12) working days after the date of service of the notice (excluding the day of service) and in respect of that period time shall be of the essence but without prejudice to any intermediate right of cancellation by either party. If the settlement notice is served between the 6th day of December and the 20th day of January next following then (unless the notice expires before the 24th day of December in that period) the party on whom the notice is served shall settle within twelve working days after the date of service of the notice (excluding the day of service) or on the first working day after the 20th day of January next following the date of service (whichever is the later) time being of the essence, but without prejudice to any intermediate right of cancellation by either party.

10.3 If this agreement provides for the payment of the purchase price by instalments and the purchaser fails duly and punctually to pay any instalment on or within one (1) month from the date on which it fell due for payment then, whether or not the purchaser is in possession, the vendor may immediately give notice to the purchaser calling up the unpaid balance of the purchase price, which shall upon service of the notice fall immediately due and payable; and the date of service of the notice under this subclause shall be deemed the settlement date for the purposes of subclause 10.1. The Vendor may give a settlement notice with a notice under this subclause. For the purpose of this subclause a deposit is not an instalment.

10.4 If the purchaser does not comply with the terms of the settlement notice served by the vendor then:

(1) Without prejudice to any other rights or remedies available to the vendor at law or in equity the vendor may:
  (a) sue the purchaser for specific performance or,
  (b) cancel the contract and pursue either or both of the following remedies namely:
    (i) forfeit and retain for the vendor's own benefit the deposit paid by the purchaser, but not exceeding in all 10% of the purchase price
    (ii) sue the purchaser for damages

(2) Where the vendor is entitled to cancel the contract the entry by the vendor into a conditional or unconditional contract for the resale of the business or any part thereof by the vendor shall take effect as a cancellation of the contract by the vendor if the contract has not previously been cancelled and such resale shall be deemed to have occurred after cancellation.

(3) The damages claimable by the vendor under paragraph (1)(b)(ii) shall include all damages claimable at common law or in equity and shall also include (but shall not be limited to) any loss incurred by the vendor on any bona fide resale of the business contracted within six (6) months from the date by which the purchaser must settle in compliance with the settlement notice. The amount of that loss may include:
  (a) interest on the unpaid portion of the purchase price at the interest rate for late settlement from the settlement date to the settlement of such resale,
  (b) all costs and expenses reasonably incurred in any resale or attempted resale,
  (c) all losses incurred by the vendor in carrying on the business from the settlement date to the settlement of such resale.

10.5 If the vendor does not comply with the terms of a settlement [illegible] by the purchaser then the purchaser without prejudice to any other rights or remedies available to him at law or in equity may [illegible]

(1) Sue the vendor for specific performance, or

(2) Without prejudice to any right of the purchase[illegible] to the vendor cancelling the contract and requiring the vendor forthwith to repay to the purchaser any [illegible] on account of the purchase price and interest on such sum(s) at the interest rate for late settlement from [illegible] the purchaser until repayment.

10.6 The party serving a settlement notice may at the [illegible] other party extend the term of the notice for one (1) or more specifically stated periods of time and thereupon the [illegible] shall be deemed to expire on the last day of the extended period or periods and it shall operate as though this [illegible] period(s) of notice in lieu of the period otherwise applicable; and time shall be of the essence of the contract accordingly. [illegible] before or after the expiry of the period of the notice.

10.7 Nothing in this clause shall preclude a party from suing [illegible] giving a settlement notice.

10.8 A party who serves a settlement notice under this [illegible] essential term by reason only of that party's failure to be ready and able to settle upon the expiry of that notice.

**11.0 Errors and Misdescription**

11.1 *Except as otherwise expressly set forth in this agreement, no error, omission or misdescription shall annul the sale but compensation, if demanded in writing before settlement, but not otherwise, shall be made or given as the case may require, the amount to be determined in case of differences by an arbitrator appointed by the president or vice president for the time being of the Law Society for the District where the business is situated.*

**12.0 Non-merger**

12.1 *The agreements obligations and warranties of the parties in this contract and the agreement evidencing it shall not merge with settlement or with the giving and taking of possession of the business.*

**13.0 Stamping**

13.1 *The purchaser shall before the expiration of three (3) months from the date of this agreement duly stamp the original copy of this agreement and in default of the purchaser doing so the vendor may stamp this agreement and recover the cost from the purchaser.*

**14.0 Agent**

14.1 *If the name of a licensed real estate agent is stated on the front page of this agreement it is acknowledged that the sale evidenced by this agreement has been made through that agent whom the vendor appoints as agent to effect the sale. The vendor shall pay the agent's charges (including GST) for effecting such sale.*

**15.0 General**

15.1 If there is more than one purchaser or vendor, the liability of the purchasers or of the vendors, as the case may be, is joint and several.

15.2 Where the purchaser executes this agreement with provision for a nominee or on behalf of a company to be formed, the purchaser shall at all times remain liable for all obligations on the part of the purchaser hereunder.

**16.0 Goods and Services Tax (GST)**

~~16.1 Unless otherwise expressly stated herein the parties agree that the supply made pursuant to this agreement is the supply of a going concern under Section 11(1)(c) of the Goods and Services Tax Act 1985 on which GST is chargeable at the rate of zero per cent. If however it subsequently transpires that GST is payable in respect of the supply then:~~

(1) The purchaser shall pay to the vendor the GST which is so payable in one sum ~~on the possession date or such earlier date upon which the supply is made in terms of the GST Act~~ no later than five working days before the vendor is liable to account for the GST to Inland Revenue under the GST Act.

(2) Where any GST is not so paid to the vendor the purchaser shall pay to the vendor:
  (a) interest at the interest rate for late settlement on the amount of GST unpaid from the date referred to in paragraph (1) above until payment; and
  (b) any default GST.

(3) It shall not be a defence to a claim against the purchaser for payment to the vendor of any default GST that the vendor has failed to mitigate the vendor's damages by paying an amount of GST when it fell due under the GST Act.

(4) Any sum referred to in this clause is included in the purchase price interest and other moneys referred to in clause 3.4.

16.2 If the supply under this agreement is a taxable supply the vendor will deliver a tax invoice to the purchaser on or before the possession date or such earlier date as the purchaser is entitled to delivery of an invoice under the GST Act.

16.3 "Default GST" means any additional GST, penalty or other sum levied against the vendor under the GST Act by reason of non-payment of the GST payable in respect of the supply made under this agreement, but does not include any such sum levied against the vendor by reason of a default by the vendor after payment of the GST to the vendor by the purchaser.

## SPECIAL CONDITIONS OF SALE

Please see attached.



~~SCHEDULE~~
~~(plant, fittings & fixtures)~~

**WARNINGS** *(These warnings do not form part of this contract)*

1. This is a binding contract. If either party has any doubts professional advice should be sought before signing.
2. Before signing this contract the purchaser should make sure that the status of the property under the Resource Management Act 1991 is satisfactory for the purchaser's intended use of it.

**Signature of vendor(s):** **Signature of purchaser(s):**

## SPECIAL CONDITIONS OF SALE

Please see attached.

~~SCHEDULE~~
~~(plant, fittings & fixtures)~~

**WARNINGS** *(These warnings do not form part of this contract)*

1. This is a binding contract. If either party has any doubts professional advice should be sought before signing.
2. Before signing this contract the purchaser should make sure that the status of the property under the Resource Management Act 1991 is satisfactory for the purchaser's intended use of it.

**Signature of vendor(s):**

**Signature of purchaser(s):**

**General Conditions of Sale**

'.3 This restraint of trade will not apply to the vendor's business of distributing non-Tana branded products of the nature produced and/or packaged at its Shoetech Industries premises in Christchurch at the date of this Agreement.

Dated:..........................................................

BETWEEN

**WILTON WELSH LIMITED**

.......................................................... *Vendor*

Ph. (Bus.)

(Pvt.)

AND

**TEXON NEW ZEALAND LIMITED**

.......................................................... *Purchaser*

Ph. (Bus.)

(Pvt.)

# AGREEMENT FOR SALE AND PURCHASE OF A BUSINESS



..........................................................

*Vendor's solicitor (indicate individual acting)*

**Bell Gully**
**PO Box 4199**
**Auckland**
**Attention: Hamish Grenfell**

*Purchaser's solicitor (indicate individual acting)*

..........................................................

*Lessor's solicitor (indicate individual acting)*

Deposit paid to ..........................................................

Amount: $ ..........................................................

Date paid: ..........................................................

SALE BY:

Member of the Real Estate Institute of New Zealand

Office: ..........................................................

Address: ..........................................................

..........................................................

Telephone: ..

Manager: ..........................................................

Salesperson:

## Special Conditions of Sale

17.0 In this agreement **Excluded Assets** means book debts and property leases of the business and the assets of the vendor's Shoetech Industries manufacturing unit located at 90 Buchan Street, Christchurch (including all stock, raw materials, plant and machinery, fittings and fixtures at that location).

18.0 The vendor shall procure written consent from Sara Lee to assignment of the supply agreement relating to the supply of imported "Tana" branded products and shall confirm in a form acceptable to the purchaser that it will supply all New Zealand manufactured "Tana" branded products exclusively to the purchaser. The vendor will use all reasonable endeavours to procure fulfilment of this clause for settlement date. If the vendor has not procured assignment of the Sara Lee supply agreement pursuant to this clause 18.0 by , the purchase price will be reduced by 25% representing a reduction in the goodwill and the purchaser will not be required to pay this amount.

19.0 On settlement date, the vendor will sell, transfer and assign the business and assets to the purchaser. On settlement date, the vendor will deliver to the purchaser the following:

(a) releases of all encumbrances over assets of the business being purchased in a form satisfactory to the purchaser;

(b) executed copies of written business agreements set out in Schedule 1 and assignments together with requisite consents to assignments;

(c) all documents of title to assets together with all necessary executed transfers and assignments to vest legal title in the assets and business to the purchaser free from any encumbrances;

(d) all records as may reasonably be required by the purchaser, including:

(i) the vendor's supplier list;

(ii) the vendor's stock list referred to in clause 5.1 setting out actual stock value, current sale prices, quantities, descriptions and codes; and

(iii) the sales history for product lines,

excluding the records relating solely to the vendor's Shoetech Industries manufacturing unit in Christchurch.

(e) Deed of Covenant referred to in clause 7.2 executed by Maxwell Norling, Richard Norling and Longbow Investments Limited.

20.0 The vendor will sell and the purchaser will purchase the stock ordered and in the course of being delivered by the relevant supplier to the vendor which is described in Schedule 2. The vendor will procure the supplier to reinvoice the purchaser for such stock and deliver such stock to the purchaser upon receipt. The purchaser will pay for such stock in accordance with the terms of credit extended to the vendor by the supplier. For the avoidance of doubt, this stock will not be part of the stock referred to on the front page of this agreement.

21.0 For three months following settlement date, the vendor will store stock referred to on the front page of this agreement at its premises on behalf of the purchaser until it is transferred from the vendor's premises to the purchaser's premises. The vendor will hold the stock as bailee and will indemnify the purchaser from and against all loss, liability or cost incurred by the purchaser arising from damage to or loss of the stock. The vendor will also grant to the purchaser access to its premises to inspect and remove the stock during the three month period.

22.0 If it is determined during the stock take referred to in clause 5.1 that the actual value of stock is different from the estimated value of stock, the stock value on the front page of this agreement and (consequently) the purchase price will be adjusted as follows:

(a) if the actual value of stock is between $582,000 to $711,000 (inclusive), the stock value on the front page of this agreement will be adjusted by the difference from the estimated value of stock and the goodwill inversely adjusted and (consequently) the purchase price will not be adjusted;

(b) if the actual value of stock is less than $582,000, the stock value on the front page of this agreement and (consequently) the purchase price will be reduced by the difference from the estimated value of stock;

(c) if the actual value of stock is more than $711,000 the stock value on the front page of this agreement and (consequently) the purchase price will be increased by the difference from the estimated value of stock.

23.0 The vendor will use all reasonable endeavours to assign or novate its right and interest under the business agreements referred to in Schedule 1 and obtain any necessary consent of the other parties to the business agreements to the assignment or novation of those business agreements to the purchaser. The vendor must hold the benefit of any business agreements not assigned or novated on settlement date for the purchaser and the purchaser must properly perform the obligations to the vendor under those business agreements on the vendor's behalf. The vendor indemnifies the purchaser from and against liability or loss arising from any costs, damages or losses incurred concerning any failure by the vendor to perform all obligations under or comply with terms of the business agreements before the settlement date.

24.0 The vendor warrants and undertakes that:

(a) all information in respect of the business or assets (including the vendor's stock list setting out actual stock value) given by or on behalf of the vendor (whether by any director or employee of the vendor or any other person) to the purchaser is accurate and complete and not misleading; and

(b) no material information known, or which should have been known, by the vendor has been omitted to be disclosed by the vendor to the purchaser which, if it was disclosed, would likely to lead a proposing purchaser for value of the business and assets to reduce its assessment of the business and assets or revise its decision to purchase the business and assets.

25.0 This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this agreement by executing a counterpart. The parties acknowledge that this agreement may be executed on the basis of an exchange of facsimile copies and confirm that their respective execution of this agreement by such means shall be a valid and sufficient execution.

# Schedule 1

## Plant, Fittings and Fixtures

Fittings and fixtures at business premises described on the front page of this agreement.

Racking and mezzanine floor currently used for the storage of stock in trade at business premises described on the front page of this agreement.

Walk behind lift hoist.

Cage on walk behind lift hoist.

Travelling head cutting press.

Other assets of business described on the front page of this agreement.

## Contracts

Vehicle leases of any employees offered employment on settlement date.

Mobile telephone agreements for any employees offered employment on settlement date.

Agreements or arrangements relating to the business, including the supply arrangement with Sara Lee relating to the supply of imported "Tana" branded products and other supply arrangements, but excluding all property leases.

## Schedule 2

**Stock ordered but not delivered**